Exhibit (a)(5)(E)

CJ.11.2684 Davis

IN THE DISTRICT COURT OF OKLAHOMA COUNTY

STATE OF OKLAHOMA

LISA DAVIS
DANIEL B. LEADER, on Behalf of Himself	)	Case No CJ-2011-2684
and All Others Similarly Situated,	)
Plaintiff,	)	CLASS ACTION
)
vs.	)
)
BRONCO DRILLING COMPANY INC., D.	)
FRANK HARRISON, WILLIAM R.	)
SNIPES, GARY C. HILL, DAVID W.	)
HOUSE, and RICHARD B. HEFNER,	)
Defendants.	)
)

PETITION FOR BREACH OF FIDUCIARY DUTY AND SELF DEALING

SUMMARY OF THE ACTION

1. Plaintiff brings this shareholder class action both for himself and on behalf of all similarly situated holders of common stock of Bronco Drilling Company, Inc. (“Bronco” or the “Company”) against Bronco and the members of Bronco’s Board of Directors (the “Board”). This action seeks to enjoin defendants from further breaching their fiduciary duties in their pursuit of a sale of the Company at an unfair price through an unfair and self-serving process to Chesapeake Energy Corporation (“Chesapeake”) (the “Proposed Acquisition”). The Proposed Acquisition is slated to be carried out via a tender offer, with Bronco shareholders receiving a mere $11 per share.

2. With global energy demand expected to surge over the next decade, the oil services industry is currently undergoing an increase of consolidation as large oil companies attempt to expand their ability to provide a complete set of services. Over the past several years, dozens of acquisitions have taken place in the industry, and deals comparable to the Proposed Acquisition have yielded an average premium of over 25% according to data from Bloomberg.

3. Chesapeake, which is currently Bronco’s second largest customer, is now also attempting to use its longstanding relationship with the Company and the Board to acquire the Company to address its rig investment needs through 2012. In doing so, Chesapeake would gain control of Bronco’s valuable drilling rigs, a move to enable Chesapeake to reap further benefits from soaring oil prices. The hot competition for drilling rigs and other oilfield services equipment, resultant from high oil prices, should allow Bronco to command a high premium for its assets. The Individual Defendants (as defined herein), however, agreed to the proposed consideration even though it represents only a one-day premium for Bronco shares of only 6%, described as “paltry” by one analyst.

4. Moreover, the proposed consideration does not reflect Bronco’s true value. From reaching its fifty-two-week low of $3.25 in July 2010 to March 31, 2011, when it reached a high of $11.63, the Company’s share price increased over 250%. The Company is being rewarded by the market for its recent reinvention through a process of divesting non-core assets and paying down debt. The positive impact of these actions was most recently demonstrated in Bronco’s fourth quarter 2010 earnings announced on March 4, 2011. The fourth quarter included increased revenues and earnings per share (“EPS”) well above analyst estimates, and caused one analyst to increase Bronco’s target share price to $13.50, substantially higher than the proposed consideration in the Proposed Acquisition. Now, despite the Company’s impressive recent financial results and strong growth prospects, the Board has agreed to sell Bronco at a 5.4% discount to the price at which it traded just two weeks before the Proposed Acquisition was announced.

5. Despite the low premium and the proposed consideration that does not reflect Bronco’s true value, the Company’s officers and directors are willing to sell the Company to Chesapeake rather than maximize shareholder value by shopping Bronco. In doing so, these officers and directors are acting in their own self interests. Chesapeake hopes to retain Bronco’s management, according to Chesapeake’s spokesman, Jim Gipson. Thus, by agreeing to the inadequate consideration, the Company’s management is likely to secure for themselves lucrative positions at a company with whom they already have significant ties.

6. In short, the officers and directors of Bronco have decided to pursue their own interests, seeking to cash in on valuable change-in-control agreements and/or prestigious positions in the post-Proposed Acquisition company instead of maximizing value for all Bronco shareholders. Indeed, the Company’s Chairman and Chief Executive Officer (“CEO”), D. Frank Harrison (“Harrison”), will receive a multi-million dollar cash windfall should his employment not continue with the go-forward company following the Proposed Acquisition. To ensure receipt of these types of benefits, the defendants entered into agreements meant to ensure the Proposed Acquisition is consummated. For example, shareholders owning 32% of the Company’s outstanding stock have agreed to support the Proposed Acquisition and tender their shares in the tender offer.

7. The Board further breached its fiduciary duties by agreeing to preclusive deal protection devices in connection with the Agreement and Plan of Merger the Company and Chesapeake entered into on April 14, 2011 (the “Merger Agreement”). These provisions, which collectively preclude any competing offers for the Company, include: (i) a termination fee of $l3 million plus expenses of up to $1.5 million payable to Chesapeake if the Company accepts a superior proposal; (ii) a no-solicitation provision prohibiting the Company from properly shopping itself in order to attain the maximum consideration for its shareholders; and (iii) matching rights, which allows Chesapeake five business days to match any offer (which would have to be unsolicited in light of the no-solicitation clause) that is superior to the proposed consideration. The Merger Agreement also provides that each share of Company common stock that is restricted and is outstanding immediately prior to the effective time will vest in full and become non-forfeitable immediately prior to the Effective Time and will be canceled at the effective time and converted into the right to receive the offer price.

8. To remedy defendants’ breaches of fiduciary duty and other misconduct, plaintiff seeks, inter alia: (i) injunctive relief preventing consummation of the Proposed Acquisition, unless and until the Company adopts and implements a procedure or process to obtain a transaction that provides the best possible terms for shareholders; (ii) a directive to the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of Bronco’s shareholders; and (iii) rescission of, to the extent already implemented, the Merger Agreement or any of the terms thereof.

JURISDICTION AND VENUE

9. This Court has jurisdiction over each defendant named herein because each defendant is either a corporation that conducts business in and maintains operations in this County, or is an individual who has sufficient minimum contacts with Oklahoma so as to render the exercise of jurisdiction by the Oklahoma courts permissible under traditional notions of fair play and substantial justice.

10. Venue is proper in this Court because one or more of the defendants either resides in or maintains executive offices in this County, a substantial portion of the transactions and wrongs complained of herein, including the defendants’ primary participation in the wrongful acts detailed herein and aiding and abetting and conspiracy in violation of fiduciary duties owed to Bronco occurred in this County, and defendants have received substantial compensation in this County by doing business here and engaging in numerous activities that had an effect in this County.

PARTIES

11. Plaintiff Daniel B. Leader is a shareholder of Bronco.

12. Defendant Bronco is a Delaware corporation and provider of contract land drilling services to oil and natural gas exploration and production companies throughout the United States. Bronco currently owns twenty-two high-quality drilling rigs primarily operating in the Williston and Anadarko basins, including three that are under contract with Chesapeake. Bronco also owns a 41,000 square foot machine shop in Oklahoma City, which builds, refurbishes, and repairs Bronco’s own rigs and equipment. Upon completion of the Proposed Acquisition, Bronco will become an indirect wholly owned subsidiary of Chesapeake. Bronco’s principal executive offices are located at 16217 North May Avenue, Edmond, Oklahoma.

13. Defendant Harrison is Bronco’s CEO and a director and has been since May 2005. Harrison is also Bronco’s Chairman of the Board and has been since August 2007.

14. Defendant William R. Snipes is a Bronco director and has been since February 2006.

15. Defendant Gary C. Hill is a Bronco director and has been since August 2006.

16. Defendant David W. House is a Bronco director and has been since September 2008.

17. Defendant Richard B. Hefner is a Bronco director and has been since December 2010.

18. The defendants named above in ¶¶13-17 are collectively referred to herein as the “Individual Defendants.”

DEFENDANTS’ FIDUCIARY DUTIES

19. Under Delaware law, in any situation where the directors of a publicly traded corporation undertake a transaction that will result in a change in corporate control, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, including a significant control premium. This duty arises in at least the following three circumstances: (i) when a corporation initiates an active bidding process seeking to sell itself or to effect a business reorganization involving a clear break-up of the company; (ii) where, in response to a bidder’s offer, a target abandons its long-term strategy and seeks an alternative transaction involving the break-up of the company; or (iii) when approval of a transaction results in a sale or change of control. To diligently comply with these duties, neither the directors nor the officers may take any action that:

(a) adversely affects the value provided to the corporation’s shareholders;

(b) will discourage, inhibit, or deter alternative offers to purchase control of the corporation or its assets;

(c) contractually prohibits themselves from complying with their fiduciary duties;

(d) will otherwise adversely affect their duty to secure the best value reasonably available under the circumstances for the corporation’s shareholders; or

(e) will provide the officers and/or directors with preferential treatment or benefits at the expense of, or which are not shared equally with, the public shareholders.

20. In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and officers of Bronco, are obligated under Delaware law to refrain from:

(a) participating in any transaction where the officers’ or directors’ loyalties are divided;

(b) participating in any transaction where the officers or directors receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and

(c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

21. The Individual Defendants, separately and together, in connection with the Proposed Acquisition, are knowingly or recklessly violating their fiduciary duties, and have aided and abetted such breaches, including their duties of loyalty, good faith, and due care owed to plaintiff and the other public shareholders of Bronco. Individual Defendants stand on both sides of the transaction, are engaging in self-dealing, and are obtaining for themselves personal benefits not shared equally by Bronco’s public shareholder generally. As a result of the Individual Defendants’ self-dealing and divided loyalties, neither plaintiff nor the Class (as defined herein) will receive adequate or fair value for their Bronco common stock in the Proposed Acquisition.

22. The Individual Defendants have knowingly or recklessly breached their duties of loyalty, good faith, and due care in connection with the Proposed Acquisition. As such, the burden of proving the inherent or entire fairness of the Proposed Acquisition, including all aspects of its negotiation, structure, price, and terms, is placed upon defendants as a matter of law.

BACKGROUND TO THE PROPOSED ACQUISITION

23. Bronco owns and operates a fleet of drilling rigs primarily in the central United States and provides land drilling services to energy companies on a contract basis. The Company and the Board have a longstanding friendly relationship with Chesapeake and count Chesapeake as Bronco’s second largest customer. Thus, Chesapeake has had access to Bronco’s business and operations that other potential suitors may not have had or been presented with. Chesapeake CEO Aubrey K. McClendon described his relationship and the benefits it helped secure for Chesapeake stating:

We have known and admired Bronco’s management team and assets for years and we are especially pleased to announce this transaction today. The acquisition of Bronco is a great additional step in our vertical integration strategy and increases confidence in our plan to ramp up drilling activities in highly lucrative, liquids-rich unconventional resource plays. We look forward to working with Bronco’s management team to quickly complete this transaction and integrate operations.

This relationship provided Chesapeake with insight and a relationship it could use to secure the Proposed Acquisition for the benefit of itself and defendants, but to the detriment of Bronco’s public shareholders.

24. In addition to cultivating strong relationships with its valuable customers to produce strong financial results and future growth, in the second quarter of 2010, Bronco embarked on a strategic plan to enhance the Company’s value and build for the future. As described in Bronco’s Form 10-K filed with the U.S. Securities and Exchange Commission (“SEC”) on March 15, 2011:

In late June 2010 we made a decision to market the assets constituting the well servicing segment for sale and redeploy the proceeds to reduce debt and to support our drilling segment. We have presented all well servicing operating results as discontinued operations in our Consolidated Statements of Operations for all periods presented. In September 2010, substantially all of the assets of the well servicing segment were sold at auction to multiple bidders. We used the proceeds to pay down existing indebtedness under our revolving credit facility.

In September and November 2010, we sold at auction in separate lots to multiple bidders two complete mechanical drilling rigs and components comprising six other drilling rigs (rigs 2, 9, 51, 52, 54, 70, 75 and 94), and ancillary equipment. The mechanical drilling rigs and equipment sold at auction were not being utilized currently in our business. In an unrelated transaction on September 23, 2010, we sold two mechanical drilling rigs (rigs 41 and 42) in a private sale to Windsor Permian LLC, an unaffiliated third party. On November 29, 2010, the Company sold two mechanical drilling rigs (rigs 5 and 7) in a private sale to Atlas Drilling, LLC, an unaffiliated third party.

We made the decision in the third quarter to sell an additional mechanical drilling rig (rig 6). We anticipate closing this transaction in the second quarter of 2011. In February 2011, we entered into a contract to sell two drilling rigs (rigs 56 and 62) to Windsor Permian LLC, an unaffiliated third party. The drilling rigs and related equipment sold at auction and held for sale are being sold as part of a broader strategy by management to divest of older drilling rigs and use the proceeds to pay down existing indebtedness. The drilling rigs and related equipment sold at auction and held for sale are being sold as part of our broader strategy to divest of older mechanical drilling rigs and use the proceeds to pay down existing indebtedness and invest in next generation drilling equipment.

25. This substantially completed process has left the Company leaner and poised for strong, rapid growth. Indeed, the Company’s redefined shape and outlook have analysts calling Bronco “revitalize[d]” and have evoked excited headlines such as “Strong Q4 Results: Re-Invention Complete.” Trumpeting the positive impact the strategic plan has begun to have on Bronco, analyst Michael Mazar of BMO Capital Markets stated in his March 6, 2011 report: “[w]e continue to be very impressed with the ‘re-invention’ of Bronco.” Analysts covering Chesapeake also recognize the valuable market positioning of Bronco’s central assets. In an April 15, 2011 report by Ticonderoga Securities, Daniel Pratt stated:

The [Bronco] transaction would increase [Chesapeake’s] rig fleet by 23%, adding another 22 rigs currently operating in the Williston and Anadarko Basins. These additional rigs are ideally located near emerging unconventional oil/liquids plays being pursued by [Chesapeake] in the Permian, Mid-Continent, and Rocky Mountain basins.

26. The Company’s focus on and successful execution of its revitalization plan has resulted in marked positive increases to Bronco’s financial results. Most recently, on March 4, 2011, the Company announced impressive earnings for the fourth quarter of 2010. For the quarter, revenues exceeded analyst expectations and increased by 135% from $15.9 million to $37.3 million on a year over year basis. BPS excluding one-time items also blew away analyst estimates, as did operating margins and the Company’s operating days. Analyst Michael Mazar expressed these results in his March 6, 2011 report:

Excluding these items, diluted Q4/10 EPS [were] US$0.06, well above our forecast for a loss per share of US$0.03 and consensus for a loss per share of US$0.01. Revenue of $37.3 million was slightly above our estimate of $34.3 million as operating days of 2,152 days at roughly US$17,333/day surpassed our forecasts of 2,024 operating days at an average revenue per day of [approximately] US$16,900. Operating margins of 35.5% also came in above our assumption of 31.1% and were a marked improvement over Q3/10 margins of just 29.3%.

27. In the March 4, 2011 press release, defendant Harrison expressed similar exuberance over the financial results. He also detailed the positive impact of the revitalization plan, its benefits to the Company’s financial position and growth prospects, and the resultant value creation for shareholders, of which they will be precluded from sharing in should the Proposed Acquisition be consummated:

I am very proud of the company’s accomplishments in 2010. We were able to reduce our net debt position from $42.4 million to $0 by year end all while increasing key metrics of revenue days and Adjusted EBITDA by 31% and 74%, respectively, over 2009. We believe the strong operating performance coupled with our healthy balance sheet provides us with a great deal of flexibility as we implement new growth strategies. We have made it a priority as we move forward with our growth plans to maximize the risk reward tradeoff in these projects. We believe this will create significant value for shareholders while maintaining a prudent financial risk profile.

28. As the market responded to continued improvement and strength in Bronco’s finances and growth prospects, the Company’s stock went on a meteoric rise, increasing over 250% from June 2010 to March 31, 2011, when it reached as high as $11.63, significantly above the proposed consideration. On April 5, 2011, just ten days prior to the announcement of the Proposed Acquisition, Bronco stock still closed higher than $11 per share, closing at $11.19 that day.

THE PROPOSED ACQUISITION

29. Then, on April 15, 2011, the Company’s momentum was abruptly halted when Bronco and Chesapeake jointly issued the following press release announcing that the Individual Defendants had agreed to sell Bronco to Chesapeake:

Chesapeake Energy Corporation (NYSE:CHK) and Bronco Drilling Company, Inc. (NASDAQ/GS: BRNC) today announced that they have entered into a definitive agreement for Chesapeake to acquire Bronco for approximately $315 million, including debt, net working capital and outstanding warrants.

Under the agreement, Chesapeake will make a cash tender offer to acquire all outstanding shares of Bronco’s common stock at a price of $11.00 per share. The $11.00 per share purchase price represents premiums of 6% and 24% over the closing price of Bronco’s common stock on the NASDAQ on April 14, 2011 (the date of signing of the definitive agreement) and the average closing price for the 90- calendar day period ending on April 14, 2011, respectively.

The transaction has been unanimously approved by the Boards of Directors of both companies. The Board of Directors of Bronco unanimously recommends that Bronco’s shareholders accept the Chesapeake offer. Third Avenue Management LLC, on behalf of its investment advisory clients, and Inmobiliaria Carso, S.A. de C.V., which are Bronco’s largest shareholders and collectively own or have dispositive authority over approximately 32% of Bronco’s outstanding common stock, have committed to tender all their shares into the Chesapeake offer.

The acquisition will enable Chesapeake to further its goal of owning approximately two-thirds of the rigs that it operates in its drilling program – a key aspect of its vertical integration strategy – at an attractive price per rig. Bronco currently owns 22 high-quality drilling rigs primarily operating in the Williston and Anadarko basins, including three that are under contract with Chesapeake. Chesapeake is currently Bronco’s second largest customer.

Following the closing of the transaction, Chesapeake will integrate Bronco’s 22 rigs into Chesapeake’s wholly owned subsidiary, Nomac Drilling, L.L.C., which currently owns 95 drilling rigs available for service, of which 90 are currently drilling under contract for Chesapeake. The company is currently operating a total of 160 drilling rigs and plans to end 2012 utilizing approximately 200 drilling rigs. Chesapeake believes that the acquisition of Bronco should satisfy the vast majority of Chesapeake’s anticipated rig investment needs through 2012.

Aubrey K. McClendon, Chesapeake’s CEO, stated, “We have Known and admired Bronco’s management team and assets for years and we are especially pleased to announce this transaction today. The acquisition of Bronco is a great additional step in our vertical integration strategy and increases confidence in our plan to ramp up drilling activities in highly lucrative, liquids-rich unconventional resource plays. We look forward to working with Bronco’s management team to quickly complete this transaction and integrate operations.”

D. Frank Harrison, Bronco’s Chairman and CEO, stated, “We are excited about this transaction with Chesapeake, one of the premiere and most innovative energy companies in the world. Chesapeake’s visionary and people-centric approach is highly admired. We view this as a great opportunity and in the best interests of Bronco, our shareholders and our employees.”

The definitive agreement entered into by Chesapeake and Bronco provides for Chesapeake to acquire Bronco in a two-step transaction. The first step will consist of a cash tender offer to be made by a wholly owned subsidiary of Chesapeake for all outstanding shares of Bronco common stock at a price of $11.00 per share in cash. In the second step, the tender offer will be followed by a merger in which the holders of the outstanding shares of Bronco common stock not purchased in the tender offer will receive the same per share price paid in the tender offer, in cash, without interest. Upon completion of the transaction, Bronco will become an indirect wholly owned subsidiary of Chesapeake. The tender offer will be conditioned upon a majority of the outstanding shares of Bronco common stock being tendered into the offer and will also be subject to regulatory clearances and other customary terms and conditions.

Chesapeake is expected to launch the tender offer shortly and the transaction is expected to close in the second quarter of 2011, subject to customary closing conditions. The transaction is not subject to or conditioned upon financing arrangements.

Johnson Rice & Company L.L.C. is acting as financial advisor to Bronco and has delivered a fairness opinion to its board of directors. Thompson & Knight is acting as legal counsel to Bronco. Jefferies & Company, Inc. is acting as financial advisor to Chesapeake. Commercial Law Group, P.C. and Wachtell, Lipton, Rosen & Katz are acting as legal advisors to Chesapeake.

30. The Proposed Acquisition significantly undervalues the Company and its future prospects. The 6% premium represented by the proposed consideration pales in comparison to the 25% average in similar deals. Further, at least two analysts maintained target prices for Bronco stock well above the proposed consideration, including Brian Uhlmer at Global Hunter Securities and Robert MacKenzie at FBR Capital Markets, both of whom had target prices for the Company of $13.50 per share, over 22% above the proposed consideration.

31. The aforementioned target prices reflect the strength of Bronco’s finances and growth prospects, and are supported by Bronco stock’s recent trading prices. The stock traded above the proposed consideration as recently as April 7, 2011, and, just a week earlier on March 31, 2011, the stock traded at $11.63, 5.4% higher than the proposed consideration. Further, analyst Curtis Trimble with MKM Partners went so far as to say that the Proposed Acquisition “translates to about $14.3 million per [Bronco] rig, representing a slight discount to their probable replacement cost.” As such, the proposed consideration of $11 per Company share is grossly inadequate.

32. Under Delaware law, Bronco’s public shareholders deserve to receive the maximum value for their shares in the Proposed Acquisition. The consideration reflected in the Proposed Acquisition, however, falls short and does not adequately value the Company’s substantial assets. In exchange for its low-ball offer, Chesapeake stands to gain Bronco’s valuable and ideally located drilling rigs available to address the anticipated industry need for increased drilling activity and capitalize on high oil prices. Bronco shareholders, on the other hand, will be fully divested of these valuable assets in exchange for the grossly inadequate proposed consideration should the Proposed Acquisition be consummated.

IMPROPER DEAL PROTECTION DEVICES

33. On April 18, 2011, the Company filed a Form 8-K with the SEC, wherein it disclosed the Merger Agreement. The announcement and filing reveal that the Proposed Acquisition is the product of a flawed sales process and, unless the offer price is increased, would be consummated at an unfair price.

34. Under the Merger Agreement, Bronco is subject to a no-solicitation clause that prohibits the Company from seeking a superior offer for its shareholders. Specifically, Section 4.02(a) of the Merger Agreement states:

The Company shall not, nor shall it authorize or permit any of its Subsidiaries or any of their respective directors, officers or employees or any investment banker, financial advisor, attorney, accountant or other advisor, agent, representative or controlled Affiliate (collectively, “Representatives”) to, directly or indirectly through another person, (i) solicit, initiate or knowingly encourage, or take any other action designed to, or which could reasonably be expected to, facilitate, any Takeover Proposal or any inquiries, proposals or offers or any other efforts or attempts that constitute or may reasonably be expected to lead to any Takeover Proposal, or, in each case, the making thereof, (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any information, or otherwise cooperate in any way with, any Takeover Proposal or (iii) waive, terminate, modify or fail to enforce any provision of any contractual “standstill” or similar obligation of any person other than Parent. Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in the preceding sentence by any Representative of the Company or any of its Subsidiaries shall be a breach of this Section 4.02(a) by the Company. The Company shall, and shall cause its Subsidiaries to, immediately cease and cause to be terminated all existing discussions or negotiations with any person conducted heretofore with respect to any Takeover Proposal and request the prompt return or destruction of all confidential information previously furnished.

35. Though the Merger Agreement ostensibly has a “fiduciary out” provision that allows the Company to negotiate with other bidders, this provision is actually illusory. In order to negotiate with any other suitors, the potential acquirer would first have to make an unsolicited written offer. Without access to non-public information, which the Company is prevented from offering under the Merger Agreement, no other bidder will emerge to make such an offer.

36. Further discouraging superior offers, Chesapeake is entitled to matching rights under the Merger Agreement. Specifically, section 4.02 of the Merger Agreement states the following:

the Company shall not be entitled to exercise its right to make a Company Adverse Recommendation Change or terminate this Agreement pursuant to Section 7.0l(f) unless the Company has: (A) provided to Parent five Business Days’ prior written notice (such notice, a “Notice of Superior Proposal”) advising Parent that the Board of Directors of the Company intends to take such action and specifying the reasons there for, including the terms and conditions of any Superior Proposal that is the basis of the proposed action by the Board of Directors (it being understood and agreed that any amendment to the financial terms or any other material term of such Superior Proposal shall require a new Notice of Superior Proposal and a new five Business Day period), (B) during such five Business Day period, if requested by Parent, engaged in good faith negotiations with Parent to amend this Agreement in such a manner that the Takeover Proposal at which was determined to constitute a Superior Proposal no longer is a Superior Proposal and (C) at the end of such five Business Day period, such Takeover Proposal has not been withdrawn and continues to constitute a Superior Proposal (taking into account any changes to the financial terms of this Agreement proposed by Parent in response to a Notice of Superior Proposal, as a result of the negotiations required by clause (C) or otherwise).

37. Pursuant to Section 5.05 of the Merger Agreement, Bronco must pay a $13 million termination fee if it receives a superior proposal and changes its recommendation for the Proposed Acquisition. This provision ensures that no competing offer will be forthcoming. The $13 million termination fee is 4.1% of the total equity value of the deal and equates to $0.45 per Bronco share that will be paid to Chesapeake rather than the Company’s shareholders in the case that any competing bidder does emerge. Additionally, under Section 5.05 of the Merger Agreement, Bronco may be required to pay $1.5 million of Chesapeake’s expenses if the Merger Agreement is terminated under certain circumstances. The cumulative total of the termination fee and expense reimbursements could reach as high as $14.5 million, or 4.58% of the total equity value and the equivalent of $0.50 per share.

38. These onerous and preclusive deal protection devices effectively operate to ensure that no competing offers will emerge for the Company so that the Individual Defendants can lock in their own personal benefits under the Proposed Acquisition. The personal benefits to the Individual Defendants have caused them to shortchange Bronco shareholders by accepting the grossly inadequate proposed consideration.

THE UNFAIR AND INADEQUATE PROCESS

39. In order to meet their fiduciary duties, the Individual Defendants are obligated to explore transactions that will maximize shareholder value, and not structure a preferential deal for themselves. Due to the Individual Defendants’ eagerness to enter into a transaction with Chesapeake, they failed to implement a process to obtain the maximum value for Bronco shareholders.

40. As a result of defendants’ conduct, Bronco’s public stockholders have been and will continue to be denied the fair process and arm’s-length negotiated terms to which they are entitled in a sale of their Company. The proposed consideration does not reflect the true inherent value of the Company that only the Individual Defendants, as officers and directors of Bronco, and Chesapeake had access to at the time the Proposed Acquisition was announced.

SELF-DEALING

41. Because the Individual Defendants dominate and control the business and corporate affairs of Bronco and have access to material, non-public information concerning Bronco’s financial condition and business prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Bronco. Therefore, it is inherently unfair for the Individual Defendants to execute and pursue any proposed merger agreement under which they will reap disproportionate benefits to the exclusion of obtaining the best reasonable shareholder value. Nonetheless, instead of attempting to negotiate a contract reflecting the best consideration reasonably available for the Bronco shareholders who they are duty-bound to serve, the Individual Defendants disloyally placed their own interests first, and tailored the terms and conditions of the Proposed Acquisition to meet their own personal needs and objectives.

42. Company executives, including defendant Harrison, are expected to remain in prestigious and lucrative positions at the post-Proposed Acquisition company. According to an article published on April 15, 2011 on NewsOK.com, “[Chesapeake] will be meeting with all Bronco employees, including executives, in the weeks ahead and hope[s] they will be interested in joining the Chesapeake team, spokesman Jim Gipson said.” If they are instead terminated in connection with the change in control, Bronco executives will be compensated with multi-million dollar cash payouts. By agreeing to the Proposed Acquisition, at least defendant Harrison has already secured lucrative benefits for himself not shared with Bronco’s common stockholders.

43. The proposed sale is wrongful, unfair, and harmful to Bronco’s public shareholders, and represents an effort by defendants to aggrandize their own financial position and interests at the expense of and to the detriment of Class members. Specifically, defendants are attempting to deny plaintiff and the Class their shareholder rights via the sale of Bronco on terms that do not adequately value the Company. Accordingly, the Proposed Acquisition will benefit defendants and Chesapeake at the expense of Bronco shareholders.

44. In light of the foregoing, the Individual Defendants must, as their fiduciary obligations require:

•	Withdraw their consent to the sale of Bronco and allow the shares to trade freely without impediments;

•	Act independently so that the interests of Bronco’s public shareholders will be protected;

•

Adequately ensure that no conflicts of interest exist between Individual Defendants’ own interests and their fiduciary obligation to maximize shareholder value or, if such conflicts exist, to ensure that all conflicts be resolved in the best interests of Bronco’s public shareholders; and

•	Solicit competing bids to Chesapeake’s offer to assure that the Company’s shareholders are receiving the best reasonably obtainable value for their shares.

CLASS ACTION ALLEGATIONS

45. Plaintiff brings this action on his own behalf and as a class action on behalf of all holders of Bronco stock who are being and will be harmed by defendants’ actions described herein (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendants.

46. This action is properly maintainable as a class action.

47. The Class is so numerous that joinder of all members is impracticable. According to Bronco’s SEC filings, there were more than 28 million shares of Bronco common stock outstanding as of April 14, 2011.

48. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

(a) whether the Individual Defendants have breached their fiduciary duties of undivided loyalty, independence, or due care with respect to plaintiff and the other members of the Class in connection with the Proposed Acquisition;

(b) whether the Individual Defendants are engaging in self-dealing in connection with the Proposed Acquisition;

(c) whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best value reasonably available under the circumstances for the benefit of plaintiff and the other members of the Class in connection with the Proposed Acquisition;

(d) whether the Individual Defendants are unjustly enriching themselves and other insiders or affiliates of Bronco;

(e) whether the Individual Defendants have breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Proposed Acquisition, including the duties of good faith, diligence, honesty, and fair dealing;

(f) whether the Individual Defendants have breached their fiduciary duties of candor to plaintiff and the other members of the Class in connection with the Proposed Acquisition by recommending shareholders tender their shares in favor of the Proposed Acquisition contract based upon inadequate disclosures;

(g) whether the Individual Defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other offers for the Company or its assets;

(h) whether plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated; and

(i) whether Bronco has aided and abetted the Individual Defendants in breaching their fiduciary duties.

49. Plaintiffs claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.

50. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

51. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

52. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

53. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

FIRST CAUSE OF ACTION

Claim for Breach of Fiduciary Duties Against the Individual Defendants

54. Plaintiff incorporates by reference and realleges each and every allegation contained above as though fully set forth herein.

55. The Individual Defendants have violated the fiduciary duties of care, loyalty, and good faith owed to the public shareholders of Bronco and have acted to put their personal interests ahead of the interests of Bronco’s shareholders.

56. By the acts, transactions, and courses of conduct alleged herein, defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive plaintiff and other members of the Class of the true value inherent in and arising from Bronco.

57. The Individual Defendants have violated their fiduciary duties by entering Bronco into the Proposed Acquisition without regard to the effect of the proposed transaction on Bronco’s shareholders.

58. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty and good faith owed to the shareholders of Bronco because, among other reasons:

(a) they failed to take steps to maximize the value of Bronco to its public shareholders;

(b) they failed to properly value Bronco and its various assets and operations; and

(c) they ignored or did not protect against the numerous conflicts of interest resulting from the Individual Defendants own interrelationships or connection with the Proposed Acquisition.

59. Because the Individual Defendants dominate and control the business and corporate affairs of Bronco, have access to private corporate information concerning Bronco’s assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Bronco which makes it inherently unfair for them to pursue and recommend any proposed transaction wherein they will reap disproportionate benefits to the exclusion of maximizing shareholder value.

60. By reason of the foregoing acts, practices, and courses of conduct, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other members of the Class.

61. The Individual Defendants are engaging in self-dealing, are not acting in good faith toward Plaintiff and the other members of the Class, and have breached and are breaching their fiduciary duties to the members of the Class.

62. As a result of the Individual Defendants’ unlawful actions, plaintiff and the other members of the Class will be irreparably harmed in that they will not receive their fair portion of the value of Bronco’s assets and operations. Unless the Proposed Acquisition is enjoined by the Court, the Individual Defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class, will not engage in arm’s-length negotiations on the Proposed Acquisition terms, and may consummate the Proposed Acquisition, all to the irreparable harm of the members of the Class.

63. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

Claim for Aiding and Abetting Breaches of Fiduciary Duty Against Bronco

64. Plaintiff incorporates by reference and realleges each and every allegation contained above as though fully set forth herein.

65. The Individual Defendants owed to plaintiff and the members of the Class certain fiduciary duties as fully set out herein.

66. By committing the acts alleged herein, the Individual Defendants breached their fiduciary duties owed to plaintiff and the members of the Class.

67. Bronco colluded in or aided and abetted the Individual Defendants’ breaches of fiduciary duties, and was an active and knowing participant in the Individual Defendants’ breaches of fiduciary duties owed to plaintiff and the members of the Class.

68. Plaintiff and the members of the Class shall be irreparably injured as a direct and proximate result of the aforementioned acts.

PRAYER FOR RELIEF

WHEREFORE, plaintiff demands injunctive relief, in his favor and in favor of the Class and against defendants as follows:

A. Declaring that this action is properly maintainable as a class action;

B. Declaring and decreeing that the Proposed Acquisition agreement was entered into in breach of the fiduciary duties of Individual Defendants and is therefore unlawful and unenforceable;

C. Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Acquisition, unless and until the Company adopts and implements a procedure or process reasonably designed to enter into a merger agreement providing the best possible value for shareholders;

D. Directing defendants to exercise their fiduciary duties to commence a sale process that is reasonably designed to secure the best possible consideration for Bronco and obtain a transaction which is in the best interests of Bronco’s shareholders;

E. Rescinding, to the extent already implemented, the Proposed Acquisition or any terms thereof;

F. Imposition of a constructive trust, in favor of plaintiff and members of the Class, upon any benefits improperly received by defendants as a result of their wrongful conduct;

G. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

H. Granting such other and further equitable relief as this Court may deem just and proper.

DATED: April 20, 2011	Respectfully Submitted,

DARREN B. DERRYBERRY OBA No. 14542 DERRYBERRY & NAIFEH, LLP 4800 North Lincoln Boulevard Oklahoma City, OK 73105 Telephone: (405) 528-6569 Facsimile: (405) 528-6462

ROBBINS UMEDA LLP BRIAN J. ROBBINS STEPHEN J. ODDO JUSTIN D. RIEGER LAUREN E. ROSNER 600 B Street, Suite 1900 San Diego, CA 92101 Telephone: (619) 525-3990 Facsimile: (619) 525-3991

KENDALL LAW GROUP, LLP JOE KENDALL JAMIE J. MCKEY 3232 McKinney Avenue, Suite 700 Dallas, Texas 75204 Telephone: (214) 744-3000 Facsimile: (214) 744-3015 Attorneys for Plaintiff

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